Exhibit 99.2

PERDIGÃO S.A.

A Public Held Company

CNPJ/MF 01.838.723/0001-27

SUMMARY OF ANNOUNCEMENT TO THE MARKET

Pursuant to paragraph 4, article 157 of Law 6,404/76 and in accordance with the provisions of CVM Instruction 358/02, Perdigão S.A. (“Perdigão” or “Company”) announced that:

•                  On October 30, 2007, the Company filed a request with the Brazilian Securities and Exchange Commission (“CVM”) for the registration of a global offering of up to 20,000,000 common shares, with no par value, representing 12.05% of the capital stock of the Company (“Offering”);

•                  The Offering shall consist of (1) an international private offering in countries other than Brazil in reliance upon Regulation S and transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933 (“Securities Act”) and (2) a concurrent public offering in Brazil. The common shares are being offered directly and are not being offered in the form of American or other depositary shares. The closings of the international private offering and the Brazilian offering are conditioned upon each other.  The Offering is expected to close on or about December 17, 2007;

•                  The Company has granted the Brazilian underwriter the option to purchase up to an additional 3,000,000 common shares solely to cover over-allotments, if any;

•                  The Company also has the ability to increase the size of the Offering by an additional 4,000,000 common shares pursuant to CVM regulations;

•                  The completion of the Offering is subject to the prevailing conditions in the domestic and international capital markets as well as to the registration of the securities with the CVM.

This summary is not an offer of securities for sale in Brazil, in the United States or elsewhere.  The common shares will not be registered with the U.S. Securities and Exchange Commission (SEC) and thus may only be offered and sold in the United States of America in transactions exempt from, or not subject to, the registration requirements of the Securities Act.